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                          December 29, 2021

       Stephan Zoll
       Chief Executive Officer and Executive Director
       SIGNA Sports United N.V.
       Kantstra  e 164, Upper West
       10623 Berlin, Federal Republic of Germany

                                                        Re: SIGNA Sports United
N.V.
                                                            Registration
Statement on Form F-1
                                                            Filed December 23,
2021
                                                            File No. 333-261867

       Dear Dr. Zoll:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Taylor
Beech at 202-551-4515 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Trade & Services
       cc:                                              Stephan Hutter, Esq.